Filed by Priority Income Fund, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934
Subject Company: Stira Alcentra Global Credit Fund
Commission File No. 333-230477

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Supplement No. 1 dated April 26, 2019
to the
Joint Proxy Statement/Prospectus dated April 5, 2019
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This supplement contains information which amends, supplements, or modifies certain information contained in the Joint Proxy Statement/Prospectus in connection with the proposed merger between Stira Alcentra Global Credit Fund, a Delaware statutory trust, or Stira Alcentra, and Priority Income Fund, Inc., a Maryland corporation, or Priority, dated April 5, 2019, as amended or supplemented, or the Prospectus.

You should carefully consider the "Risk Factors" beginning on page 13 of the Prospectus before you decide how you will vote on the proposed merger.

Information Regarding Priority Senior Secured Income Management, LLC

As a result of a technical “change in control” and “assignment” of Priority’s Investment Advisory Agreement, the Priority Board held a meeting on April 19, 2019 at which it unanimously approved an interim investment advisory agreement (the “Interim Advisory Agreement”) with the Priority Adviser, as permitted by Rule 15a-4 of the 1940 Act, which is identical in all respects to Priority’s Investment Advisory Agreement except for the date of effectiveness and the term. The Interim Advisory Agreement is effective for up to 150 days from the date of the termination of Priority’s Investment Advisory Agreement. Priority will hold a special meeting of stockholders for the approval of a new investment advisory agreement, identical in all respects to the Interim Advisory Agreement except for the date of effectiveness and the term, with Priority Advisor, for which Priority has filed a preliminary proxy statement on Schedule 14A with the SEC.